UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 24, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news releases which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 24 October 2025

24 October 2025
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
News release
Changes to the UBS Board of Directors
●
Lukas Gähwiler decides to retire after 45-year career in financial services; will not stand for re-election to UBS Group AG Board of Directors
●
Markus Ronner will be nominated as Vice Chairman of UBS Group AG Board of
Directors
Zurich, 24 October 2025

– Lukas Gähwiler will not stand for re-election to the

UBS Group AG Board of
Directors at the Annual General Meeting (AGM) in April

2026. After an exceptionally successful

career
spanning 45 years, he decided to retire from his role as Vice Chairman of the Board of Directors, concluding
his long career in banking.
Lukas Gähwiler has served UBS in several

leadership roles: from 2010 to 2016 as member of the

Group
Executive Board of UBS Group AG and President of UBS in Switzerland,

followed by his tenure as Chairman of
UBS Switzerland AG. In 2022 he was appointed

as Vice Chairman of the UBS Group AG Board of Directors.

In
addition to his board responsibilities, he represented UBS in Switzerland’s most important trade associations
and financial industry organizations. As the final

Chairman of Credit Suisse AG, he played a pivotal role in the successful integration of Credit Suisse into UBS.

Colm Kelleher said: “It is with great appreciation and

deep regret that I had to accept the resignation of
Lukas. On behalf of all of UBS, our clients and

external partners, I want to

thank him for his tremendous
contributions and unwavering commitment

to UBS. Lukas is one of the most respected bankers

in Switzerland
and has been a key driving force behind the success

of UBS, particularly in Switzerland. He was

instrumental
in preparing and executing the Credit Suisse transaction, and served as the final Chairman of Credit Suisse AG
during an exceptionally demanding transition.

Personally, Lukas has been my closest partner since I joined
UBS. His expertise, social skills, integrity and

work ethics set him apart. He will be

greatly missed, and I wish
him only the very best for his new endeavors.”

Sergio P.

Ermotti said: “Lukas has been a trusted partner

throughout my entire career at UBS. As President
and later Chairman of UBS in Switzerland,

he fundamentally repositioned and strengthened UBS

in
Switzerland, significantly contributing to the

Group’s success. Over the past nearly three years, it has been

a
privilege to work closely with him on the successful

integration of Credit Suisse. While I will miss him

and his
invaluable contributions, I fully understand

his decision to end his outstanding career in banking

and embrace
new priorities.”
Markus Ronner is proposed to succeed Lukas Gähwiler

and will be nominated as new member of the

Board
of Directors and Vice Chairman at the AGM 2026.

Markus Ronner is a Swiss citizen and has been

with UBS
his entire professional career since 1981. Over the last 25 years, he has held several global leadership roles in
business, control and audit functions. Markus Ronner

became a member of the Group Executive Board in

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 24 October 2025

2018, when he took over his current role as the Group Chief

Compliance and Governance Officer, overseeing
compliance, financial crime prevention and operational

risk control as well as regulatory and governance
functions at the Group level. From 2022 to 2023 Markus

Ronner also served as the chairman of UBS
Switzerland AG. He is a recognized expert in regulation, risk control and governance and well respected by
Swiss and international authorities.
Colm Kelleher said: “I congratulate Markus

on his nomination. His extensive and

unique experience in
financial services will provide the Board with valuable insights.

In his role as Vice Chairman, he will represent
UBS across several key industry bodies. I am looking

forward to working closely with him upon his

election.”
Sergio P.

Ermotti said: “Markus’s foundational work

over the past 15 years helped shape the firm’s

legal
structure and governance. Since joining the

Group Executive Board in 2018 as Group Chief Compliance and
Governance Officer, Markus has navigated through a demanding non-financial risk environment, based on
industry-leading compliance, financial crime prevention

and operational risk management standards and
established a robust resolvability framework for UBS.

I thank Markus for his outstanding contributions

and
look forward to continuing to work with him in his new

role.”
The succession of Markus Ronner will be

communicated separately.

UBS Group AG and UBS AG
Investor contact
Switzerland:

+41-44-234 41 00
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 24 October 2025

24 October 2025
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
News release
Changes to UBS’s Group Executive Board
●
Michelle Bereaux, Group Integration Officer,

will become Group Head
Compliance and Operational Risk Control
●
Beatriz Martin will take on the role of Group Chief Operating Officer in addition to her current responsibilities and will continue to act as President EMEA
●
In his role as Group Chief Technology

Officer,

Mike Dargan will focus on
capturing opportunities arising from innovation and technological changes

●
Governmental and Regulatory Affairs and Group Security functions, currently part of Group Compliance, Regulatory and Governance, will be transferred to
Group CFO Todd

Tuckner

and Group Head of HR and Corporate Services Stefan
Seiler,

respectively
Zurich, 24 October 2025

– As announced separately, Group Chief Compliance and Governance Officer
Markus Ronner will be nominated as Vice

Chairman of the UBS Group AG Board of Directors at the Annual
General Meeting in April 2026.

In parallel, the following organizational changes

will be made to the UBS Group Executive Board (GEB),
effective 1 January 2026:
Michelle Bereaux, Group Integration Officer, will take on the role of Group Head Compliance and Operational
Risk Control. Michelle has enabled remarkable progress in the integration of Credit Suisse, which UBS is on
track to complete by the end of 2026. This

includes, among other things, the successful

completion of client
migrations outside of Switzerland and the transfer

of about two thirds of clients in Switzerland. In her

new
role, Michelle will focus on steering UBS through a demanding non-financial risk environment. She will
relinquish her duties as Group Integration Officer once she

assumes her new responsibilities.
Beatriz Martin, Head of Non-Core and Legacy, will become Group Chief Operating Officer. The role will include her current responsibilities as Lead for Sustainability and Impact and Head of Non-core and Legacy, as
well as new responsibility for the finalization of the

integration of Credit Suisse, Group Operations, and the
Internal Consulting and Governance

teams. In her new role, Beatriz will focus on the operational integration
and alignment of UBS business divisions,

focused on strategic key projects. She will also continue

to act as
President EMEA and UK Chief Executive.
Mike Dargan, in his role as Group Chief Technology Officer,

will focus on evolving UBS’s technology platforms
and ensuring they remain efficient, resilient and targeted at the organization’s evolving needs. In addition,
Mike will direct even more of his efforts to continuing to advance

UBS’s strong position in capturing the
opportunities arising from rapid technological change,

including in AI and digital assets.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 24 October 2025

Responsibility for Governmental and

Regulatory Affairs will be transferred to Group CFO Todd Tuckner.
Group Security will be integrated into the Group Human

Resources and Corporate Services organization

led
by Stefan Seiler.
Commenting on the leadership changes,

Group CEO Sergio P.

Ermotti said: “Markus’s foundational work
over the past 15 years helped shape the firm’s

legal structure and governance. Since joining the

Group
Executive Board in 2018 in his current role as Group Chief Compliance and

Governance Officer, Markus has
established industry-leading compliance, financial

crime prevention and operational risk control, as

well as a
robust regulatory management and resolvability framework for UBS.

I thank Markus for his outstanding
contributions and look forward to continuing to work

with him in his new role.”

Sergio P.

Ermotti added: “I also congratulate Michelle,

Beatriz, Mike, Todd and Stefan on their new
responsibilities. With these changes,

UBS is ideally positioned to successfully complete

the integration, focus
on growth opportunities and continue to deliver in

the best interest of all our key stakeholders.”
UBS Group AG and UBS AG
Investor contact
Switzerland:

+41-44-234 41 00
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration

Number

333-283672),

and

on

Form

S-8

(Registration

Numbers

333-200634;

333-200635;

333-
200641; 333-200665;

333-215254; 333-215255;

333-228653; 333-230312;

333-249143 and

333-272975), and

into
each

prospectus

outstanding

under

any

of

the

foregoing

registration

statements,

(2)

any

outstanding

offering
circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of
UBS AG that

are incorporated into

its registration

statements filed with

the SEC,

and (3)

the base

prospectus of
Corporate Asset

Backed Corporation

(“CABCO”) dated

June

23,

2004 (Registration

Number 333-111572),

the
Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus
Supplements relating to the

CABCO Series 2004-101 Trust

dated May 10, 2004

and May 17,

2004 (Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused
this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

October 24, 2025